UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING
                            SEC File Number: 01-10999
                             CUSIP Number: 20461S108

[X]   Form 10-K [_] Form 20-F [_] Form 11-K [_] Form 10-Q [_] Form 10-D
[_]   Form N-SAR [_] Form N-CSR
For Period Ended: September 30, 2006
[_]   Transition Report on Form 10-K
[_]   Transition Report on Form 20-F
[_]   Transition Report on Form 11-K
[_]   Transition Report on Form 10-Q
[_]   Transition Report on Form N-SAR
      For the Transaction Period Ended: _________________________

            Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

            If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:____________________________________

                        PART I -- REGISTRANT INFORMATION
                        Composite Technology Corporation
                            (Full Name of Registrant)

                           (Former Name if Applicable)
                                2026 McGaw Avenue
           (Address of Principal Executive Office (Street and Number)
                                Irvine, CA 92614
                           (City, State and Zip Code)

                       PART II -- RULES 12b-25(b) AND (c)

   If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

      (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

[X]   (b)   The subject annual report, semi-annual report, transition report on
            Form 10-K. Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

________________________________________________________________________________

                              PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

In July, 2006 the Company acquired a significant subsidiary, EU Energy and incorporated the operations into the Company's operations under the brand name DeWind. EU Energy had never been subject to a full SEC and US GAAP audit prior to the acquisition. Due to the significant size of the acquired entity and delays in the completion of audit fieldwork, now completed, the consolidation and review of the financial statements and related footnotes and management discussion and analysis have in turn, been delayed. Due to the extended analysis and discussions with management by the Company's auditors in this regard, the audit has not been completed and the Company was not able to timely file its annual report on Form 10-K by the December 14, 2006 deadline without unreasonable effort or expense. The Company intends to file its Annual Report on Form 10-K as soon as possible after the completion of its audit but no later than December 29, 2006.

                          PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

          James Carswell               949                  428-8500
        ------------------       ---------------      ---------------------
              (Name)               (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes [X] No [_]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
      thereof?                   Yes [X] No [_]

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the year ended September 30, 2006, CTC reported revenues of $10,135,314, increased from $1,008,970 in the comparable period in 2005. The net loss for fiscal year 2006 was $28,523,192, compared to a net loss of $40,163,407 in fiscal 2005. The net loss decrease of $12.0 million is due to: a decrease in Gross Margin of $600,000 from 2005 to 2006, an increase in Operating Expenses of $600,000 from 2005 to 2006 and a decrease in Other Expenses of $12.9 million from 2005 to 2006. The Gross Margin decrease is due to the net effect of a negative gross margin of $1.1 million from our acquired wind business for negative service margins offset by an increase in gross margin from the Cable segment of $500,000. Our operating expenses increase was due to an increase of $3.7 million of the DeWind operating expenses including $300,000 in amortization of acquired intangibles, offset by a decrease in the Cable and corporate operating expenses of $3.1 million. The Cable and Corporate decrease was primarily due to a reduction of $2.5 million in bad debt expense, $2.0 million in combined litigation and bankruptcy related legal expenses, reflecting the impact of resolving our litigation and bankruptcy action in the first fiscal quarter of 2006 and resulting in much lower legal spending than fiscal 2005, offset by an increase in SFAS 123R stock option compensation charges of $1.0 million, corporate G&A expenditures of $0.6 million, financing fees increase of $700,000 and an expense decrease caused by the increase in the operating expenses allocated to cable inventory and cost of cable sold of $1.1 million. Our other expenses decrease was due primarily to the net effect of non-recurring non-cash charges. In 2005, there were $14.4 million recorded for litigation and bankruptcy settlements, paid in stock in 2006 and $6.5 million in bankruptcy accounting driven adjustments to debt carrying value. In 2006 there was $800,000 in litigation and bankruptcy settlements, $2.6 million in bankruptcy accounting driven adjustments to debt carrying value, $3.6 million relating to stock issued to induce and settle convertible debt, and $700,000 for expense related to warrant anti-dilution.

Unaudited revenues for the three months ended September 30, 2006 were $6,746,474, compared to $962,485 for the corresponding quarter of 2005. Revenues in 2006 included $6,580,878 attributable to the Company's acquired Wind turbine business consisting of $3,123,282 for sales of wind turbines and $3,457,596 for turbine service and maintenance and $165,596 from the ACCC cable business. Cable revenues for the quarter were unfavorably impacted by a delay in cable orders. As of November 30, 2006 the Cable business has approximately $3.6 million in cable conductor backlog, of which we expect to ship $2.7 million by the end of December, 2006.

CTC reported a net loss for the quarter ended September 30, 2006 of $10,563,693, compared to a net loss of $18,173,325 for the corresponding quarter of 2005. The net loss decrease of $7.6 million is due to a decrease of $12.9 million in other expense items; primarily litigation settlements of $14.4 million, offset by $1.4 million non-cash expense related to the inducement of convertible notes in September, a $1.4 million decrease in gross profit resulting from the operations of EU Energy, and a $4.5 million increase in SG&A expenses resulting from the EU operating expenses.



                        Composite Technology Corporation

                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: December 14, 2006               By:  /s/ BENTON H WILCOXON
                                           ---------------------------
                                           Benton H Wilcoxon,
                                           Chief Financial Officer